EXHIBIT 99.2

                                 [RETALIX LOGO]

Global Consulting Group                                 Retalix Ltd.
Allan Jordan/Emmanuelle Ferrer                          Barry Shaked, CEO
(646) 284 9400                                          Danny Moshaioff, CFO
ajordan@hfgcg.com/eferrer@hfgcg.com                     (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                   Retalix Ltd. Reschedules Reporting Date for
           Fourth Quarter and FY 2005 Results and Conference Call and
                           Reaffirms Previous Guidance


Ra'anana, Israel, February 16, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that it has rescheduled the release date for its fourth quarter and FY 2005 results in order to permit its new auditors additional time to complete the year-end audit.

Retalix will release its results on Monday, March 13, 2006 at 3:00 AM EST (10:00 Israeli Time). The announcement of the FY 2005 results will include guidance for FY 2006. Management will also hold a conference call to discuss results for the fourth quarter and FY 2005 at 10:30 AM EST (17:30 Israeli Time) on March 13, 2006. Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Retalix USA CEO, Victor Hamilton.

Retalix also reaffirmed its previous 2005 guidance, and reiterated that it anticipates annual net income to exceed $15.5 million and annual revenues to exceed $190 million.

At the 2005 annual meeting of shareholders of Retalix Ltd. on April 20, 2005 the shareholders approved the appointment of a new independent auditor. The Company's previous auditor's term had expired and the recommendation was to rotate the Company's independent auditor as part of a corporate governance review. Retalix's new auditors, Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, are currently working to complete their first global audit for Retalix and require additional time beyond the previously planned reporting date.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retalix on the web: www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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